Exhibit 12

					Three Months Ended March 31, 2001
	Inception through December 31, 1997	Year Ended December 31,
		1998	1999	2000
	(In thousands, except ratio)
Earnings:
Income (loss) before income taxes	(170)	(1,998)	(19,653)	(46,537)	(14,999)
Add:
Interest Expense	1	27	22	476	86
Amortization of Premiums or Discounts	0	0	0	0	0
Interest on Capital Lease Payments	0	0	59	34	4
Dividend on Preferred Stock	0	28	1,187	0	0

Total earnings (loss) as adjusted plus fixed charges	(169)	(1,943)	(18,385)	(46,027)	(14,909)

Fixed Charges:
Interest Expense	1	27	22	476	86
Amortization of Premiums or Discounts	0	0	0	0	0
Interest on Capital Lease Payments	0	0	59	34	4
Total fixed charges	1	27	81	510	90

Dividend on Preferred Stock	0	28	1,187	0	0

Combined fixed charges and preferred stock dividend requirements	1	55	1,268	510	90

Deficiency	(170)	(1,998)	(19,653)	(46,537)	(14,999)
Ratio of earnings to fixed charges	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	—	—	—	—	—